VIA EDGAR AND E-MAIL

August 5, 2025

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Asset Management Ltd.

BAM Finance (Canada) Inc.

BAM Finance LLC

Registration Statements on Form F-10 and Form F-3

File Nos. 333-287429, 333-287429-01 and 333- 333-287449

To Whom It May Concern:

On behalf of Brookfield Asset Management Ltd., BAM Finance (Canada) Inc. and BAM Finance LLC (collectively, the “Registrants”), enclosed is the final receipt issued by the Ontario Securities Commission with respect to the base shelf prospectus contained in the Registrants’ Registration Statements on Form F-10 (File Nos. 333-287429 and 333-287429-01) and Form F-3 (File No. 333-287449). We hereby request that the U.S. Securities and Exchange Commission (the “Staff”) declare the Registration Statements effective as of 4:30 p.m., New York time, on Thursday, August 7, 2025, or as soon as possible thereafter.

If the Staff has any questions, please contact Daniel Masliyah of Torys LLP at (212) 880-6032 or dmasliyah@torys.com.

Sincerely,

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Bruce Flatt
Name: Bruce Flatt
Title: Chief Executive Officer

BAM FINANCE (CANADA) INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary

BAM FINANCE LLC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Brookfield Asset Management Ltd.

BAM Finance LLC

BAM Finance (Canada) Inc.

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated August 5, 2025 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 5, 2025

/s/ Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance Division

Filing No.	06287751, 06287800, 06287779

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

BAM Finance (Canada) Inc.

Brookfield Asset Management

BAM Finance LLC

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated August 5, 2025 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 5, 2025

/s/ Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance Division

Filing No.	06287779, 06287751, 06287800

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

BAM Finance LLC

BAM Finance (Canada) Inc.

Brookfield Asset Management

This is the receipt of the Ontario Securities Commission for the Short Form Base Shelf Prospectus of the above Issuer dated August 5, 2025 (the prospectus).

The prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Prince Edward Island, Quebec, Saskatchewan. A receipt for the prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

August 5, 2025

/s/ Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance Division

Filing No.	06287800, 06287779, 06287751